Exhibit 99.1

On Announces Fourth Quarter and Full Year Results, and the Filing of its Annual Report on Form 20-F for 2024
•On delivers strong full year 2024 results, exceeding its latest outlook across all metrics. Net sales landed at CHF 2,318.3 million, reflecting a full year growth rate of 29.4% on a reported basis and 33.2% on a constant currency basis. On achieves a gross profit margin of 60.6%, net income of CHF 242.3 million, and an adjusted EBITDA margin of 16.7%, and further concludes the year with a strong cash balance nearing CHF 1 billion. These results underscore On's ability to drive continued strong growth alongside increasing profitability and significant cash flow generation.
•In the fourth quarter, On's net sales increased to CHF 606.6 million, growing by 35.7% year-over-year on a reported basis and 40.6% on a constant currency basis. The strong performance was supported by On's ability to convert on the rapid rise in brand awareness across the globe. The significant brand momentum drove strong traffic to On's e-commerce channel and global retail stores, resulting in a record high DTC share of 48.8% of net sales in the fourth quarter.
•Driven by the significant DTC share expansion and strong full-price demand throughout the holiday season, On achieves a record-breaking gross profit margin of 62.1% in Q4 2024, the highest in the company's public history.
•The significant strides made in 2024 across all strategic building blocks, as outlined at the 2023 Investor Day, provide On with a stronger foundation than ever before, enabling continued strong growth and profitability expansion in 2025. For the full year 2025, On expects to achieve a constant currency growth rate of at least 27%, translating to net sales of at least CHF 2.94 billion at current spot rates. On further anticipates a gross profit margin of around 60.5% for the full year, and an adjusted EBITDA margin in the range of 17.0% - 17.5%.
•On achieves several significant milestones in 2024, including the unveiling of its innovative LightSpray™ technology, the expansion of its global retail footprint to nearly 50 own stores, and surpassing CHF 100 million in apparel net sales. As On celebrates its 15th anniversary and enters the second year of its Dream On 2026 strategy, it aims to build on its broad-based momentum. Supported by an exciting product pipeline, On intends to continue creating memorable brand experiences on the world's biggest stages and further establish its position as the brand of choice for the customer seeking the unique combination of performance, design and sustainability.

ZURICH, Switzerland, March 4, 2025 - On Holding AG (NYSE: ONON) (“On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” or “us”) today announced its financial results for the fourth quarter and full year, and that it has filed its annual report on Form 20-F (the "Form 20-F") for the year ended December 31, 2024, with the U.S. Securities and Exchange Commission (the "SEC").

David Allemann, Co-Founder and Executive Co-Chairman of On, said: “As we celebrate our 15th anniversary and step into our next chapter, we recognize 2024 as a particularly defining moment in On's history - a year that has not only elevated our presence on the global stage but also captured the hearts of multiple generations. Our partnerships with icons like Roger Federer, Zendaya, and FKA twigs have propelled On to become a beloved brand, igniting a passion for On that transcends borders and cultures. Our strong performance demonstrates the power of the dreams we've dared to dream and the unwavering spirit of our community. Looking ahead, we are filled with a sense of purpose. By continuing to champion innovation, strengthen our core franchises, and foster meaningful connections through life-defining moments, we are confident that On is built to sustain enduring brand love for decades to come - inspiring a movement that celebrates the human spirit."

Martin Hoffmann, Co-CEO and CFO of On, said: “We close this remarkable year with immense pride in all that we've accomplished. Exceeding CHF 2.3 billion in net sales and reaching a cash position close to CHF 1 billion are not just milestones but testaments to On's continued strong momentum, all made possible through the incredible work of our team. In 2024, we witnessed unforgettable moments unfold on the world's biggest stages and saw a significant increase in global brand awareness, carrying our message of innovation and inspiration to every corner of the world. All of the achievements and unique moments in 2024 give us an incredible amount of energy for 2025. We are excited to launch a firework of new products and deliver an even more premium experience at every touchpoint to our fans. Ultimately building with our community and fans towards becoming the most premium global sportswear brand."

Key Financial Highlights
Key highlights for fiscal year 2024 compared to fiscal year 2023 included:
•net sales increased by 29.4% to CHF 2,318.3 million, or by 33.2% on a constant currency basis;
•net sales through the DTC sales channel increased by 40.3% to CHF 942.8 million, or by 44.6% on a constant currency basis;
•net sales through the wholesale sales channel increased by 22.8% to CHF 1,375.5 million, or by 26.3% on a constant currency basis;
•net sales in Europe, Middle East and Africa (“EMEA”), Americas and Asia-Pacific increased by 18.2% to CHF 577.8 million, 27.4% to CHF 1,480.3 million and 84.5% to CHF 260.2 million, respectively;
•net sales in EMEA, Americas and Asia-Pacific increased by 19.9%, 31.2% and 95.6% on a constant currency basis, respectively;
•net sales from shoes, apparel and accessories increased by 28.5% to CHF 2,199.6 million, 46.7% to CHF 101.0 million and 49.5% to CHF 17.7 million, respectively;
•net sales from shoes, apparel and accessories increased by 32.3%, 51.0% and 54.3% on a constant currency basis, respectively;
•gross profit increased by 31.7% to CHF 1,405.7 million from CHF 1,067.2 million;
•gross profit margin increased to 60.6% from 59.6%;
•net income increased by 204.5% to CHF 242.3 million from CHF 79.6 million;
•net income margin increased to 10.4% from 4.4%;
•basic earnings per share (“EPS”) Class A (CHF) increased to 0.75 from 0.25;
•diluted EPS Class A (CHF) increased to 0.74 from 0.25;
•adjusted earnings before interest taxes, depreciation and amortization ("Adjusted EBITDA") increased by 40.0% to CHF 387.6 million from CHF 276.9 million;
•adjusted EBITDA margin increased to 16.7% from 15.5%;
•adjusted net income increased to CHF 317.4 million from CHF 112.4 million;
•adjusted basic EPS Class A (CHF) increased to 0.98 from 0.35; and
•adjusted diluted EPS Class A (CHF) increased to 0.97 from 0.35.

Key highlights for the three-month period ended December 31, 2024 compared to the three-month period ended December 31, 2023, included:
•    net sales increased by 35.7% to CHF 606.6 million, or by 40.6% on a constant currency basis;
•    net sales through the DTC sales channel increased by 43.4% to CHF 296.2 million, or by 48.2% on a constant currency basis;
•    net sales through the wholesale sales channel increased by 29.1% to CHF 310.4 million, or by 34.2% on a constant currency basis;
•    net sales in EMEA, Americas and Asia-Pacific increased by 31.0% to CHF 147.4 million, 28.1% to CHF 385.1 million, 117.5% to CHF 74.1 million, respectively;
•net sales in EMEA, Americas and Asia-Pacific increased by 33.1%, 33.9%, and 124.6% on a constant currency basis, respectively;
•    net sales from shoes, apparel and accessories increased by 33.6% to CHF 568.8 million, 77.5% to CHF 32.6 million and 80.0% to CHF 5.2 million, respectively;
•net sales from shoes, apparel and accessories increased by 38.5%, 82.5% and 85.6% on a constant currency basis, respectively;
•gross profit increased by 39.5% to CHF 376.8 million from CHF 270.2 million;
•    gross profit margin increased to 62.1% from 60.4%;
•    net income / (loss) increased 434.6% to CHF 89.5 million from CHF (26.8) million;
•    net income margin increased to 14.8% from (6.0)%;
• basic EPS Class A (CHF) increased to CHF 0.28 from CHF (0.08);
•diluted EPS Class A (CHF) increased to CHF 0.27 from CHF (0.08);
• adjusted EBITDA increased by 38.3% to CHF 99.4 million from CHF 71.9 million;
•adjusted EBITDA margin increased to 16.4% from 16.1%;
•adjusted net income/(loss) increased to CHF 107.7 million from CHF (16.3) million;
•adjusted basic EPS Class A (CHF) increased to CHF 0.33 from CHF (0.05); and
•adjusted diluted EPS Class A (CHF) increased to CHF 0.33 from CHF (0.05).

Key balance sheet highlights as of December 31, 2024 compared to December 31, 2023 included:
•cash and cash equivalents increased by 86.9% to CHF 924.3 million from CHF 494.6 million; and
•net working capital increased by 0.5% to CHF 498.9 million from CHF 496.2 million.

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and net sales on a constant currency basis are non-IFRS measures used by us to evaluate our performance. Furthermore, we believe these non-IFRS measures enhance investors' understanding of our financial and operating performance from period to period because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. For a detailed description and a reconciliation to the nearest IFRS measure, see section titled “Non-IFRS Measures.”

Outlook
On enters 2025 with remarkable brand momentum, propelled by impactful brand moments and the successful execution of its key strategic initiatives, solidifying its vision to be the most premium global sportswear brand. Fueled by strong demand in the early months of the year, an exciting innovation pipeline in running and beyond, and a strengthened operational backbone, On is poised for continued success in 2025.

Building on the exceptional financial results in 2024 ahead of guidance, On is tracking ahead of the trajectory implied by its mid-term targets outlined at the 2023 Investor Day. In 2025, On is confident in its ability to continue on this path and achieve a constant currency net sales growth rate of at least 27% for the full year. At current spot rates, this translates to full-year reported net sales of at least CHF 2.94 billion. Due to prior year comparison dynamics and timing of key product launches, including the Cloud 6, On anticipates a higher growth rate in the first half of the year.

Supported by On's premium brand positioning and the continued expansion of its DTC channel, and factoring in an anticipated foreign exchange headwind due to the strengthened US Dollar against the Swiss Franc, On expects to maintain its gross profit margin at around 60.5% for the full year 2025.

Driven by the strong gross profit margin and anticipated operational efficiency gains, On is steadily progressing toward its ambitious mid-term target of achieving an adjusted EBITDA margin of over 18% in 2026. In 2025, On anticipates to achieve a full year adjusted EBITDA margin in the range of 17.0% - 17.5%.

Other than with respect to IFRS net-sales and gross profit margin, On only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. As a result, we are not able to forecast with reasonable certainty all deductions needed in order to provide a reconciliation to net income. The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of risks and uncertainties, including those stated below and in our filings with the U.S. Securities and Exchange Commission (the "SEC").

Conference Call Information
A conference call to discuss fourth quarter results is scheduled for March 4, 2025 at 8 a.m. US Eastern time (2 p.m. Central European Time). Those interested in participating in the call are invited to dial the following numbers:

United States:        +1 646 307 19 63
United Kingdom:    +44 203 481 42 47
Switzerland:        +41 43 210 51 63

Conference ID: 1279252

Additionally, a live webcast of the conference call will be available on the Company's investor relations website and via the following link: https://events.q4inc.com/attendee/228779474. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

Annual Report
The Form 20-F can be accessed by visiting either the SEC's website at www.sec.gov or the Company's website at investors.on.com/. In addition, the Company's shareholders may receive a hard copy of the Form 20-F, which includes the Company's complete audited financial statements, free of charge by requesting a copy from the Company contact below.

About On
On was born in the Swiss Alps in 2010 with the mission to ignite the human spirit through movement – a mission that still guides the brand today. Fifteen years after market launch, On delivers industry-disrupting innovation in premium footwear, apparel and accessories for high-performance running, outdoor, training, all-day activities and tennis. On’s award-winning CloudTec® and LightSpray™ innovation, purposeful design and groundbreaking strides within the circular economy have attracted a fast-growing global fan base – inspiring humans to explore, discover and Dream On.

On is present in more than 80 countries globally and engages with a digital community on www.on.com.
Non-IFRS Measures

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis are financial measures that are not defined under IFRS. We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. We believe that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS measures enhance investor understanding of our financial and operating performance from period to period, because they exclude share-based compensation which is not viewed by management as part of our ongoing operations and performance, enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. In particular, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income and net working capital are measures commonly used by investors to evaluate companies in the sportswear industry.
However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. The tables below reconcile each non-IFRS measure to its most directly comparable IFRS measure.

As noted above, we do not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. The amount of these deductions may be material and, therefore, could result in projected net income being materially less than projected adjusted EBITDA. These statements represent forward-looking information and may represent a financial outlook, and actual results may vary. Please see the risks and assumptions referred to in the Forward-Looking Statements section of this press release.

Net sales on a constant currency basis is a non-IFRS financial measure and should be viewed as a supplement to our results under IFRS. Net sales on a constant currency basis represents current period results that have been retranslated using exchange rates used in the prior year comparative period. We provide constant currency percent change in net sales within our results, to enhance the visibility of the underlying growth rate of net sales, excluding the impact of foreign currency exchange rate fluctuations.
Forward-Looking Statements
This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “continue,” “could,” “expect,” “estimate,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “target,” “will,” “would,” and “should,” among others.
Among other things, On’s quotations from management in this press releases and other written materials, as well as On’s strategic and operational plans, contain forward-looking statements. On may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management.
Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Risk Factors” in our Annual Report. These risks and uncertainties include factors relating to: the strength of our brand and our ability to maintain our reputation and brand image; our ability and the ability of our independent manufacturers and other suppliers to follow responsible business practices; our ability to implement our growth strategy; the concentration of our business in a single, discretionary product category, namely footwear, apparel and accessories; our ability to continue to innovate and meet consumer expectations; changes in consumer tastes and preferences including in products and sustainability, and our ability to connect with our consumer base; our ability to open new stores at locations that will attract customers to our premium products; our ability to compete and conduct our business in the future; health epidemics, pandemics and similar outbreaks; general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the on-going Russia-Ukraine or Israel-Hamas conflicts and on-going shipping disruptions in the Red Sea and surrounding waterways; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to successfully develop, implement, and scale our LightSpray™ technology and products developed using this technology; our ability to strengthen and grow our DTC channel; our ability to address climate related risks; our ability to execute and manage our sustainability strategy and achieve our sustainability-related goals and targets, including sustainable product offerings, including investor and customer scrutiny; our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; supply chain disruptions, inflation and increased costs in supplies, goods and transportation; the availability of qualified personnel and the ability to retain such personnel, including our Executive Officers; our ability to accurately forecast demand for our products and manage product manufacturing decisions; our ability to distribute products through our wholesale channel; changes in commodity, material, labor, distribution and other operating costs; our international operations; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; cybersecurity incidents and other disruptions to our information technology ("IT") systems; increased hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine; our reliance on complex IT systems; our ability to adopt generative artificial intelligence ("AI") technologies in our operations;changes and contemplation of changes to trade policies, tariffs and import/export regulations in the United States and other jurisdictions; financial accounting and tax matters; changes and contemplation of changes to trade policies, tariffs and import/export regulations in the United States and other jurisdictions; our ability to maintain effective internal control over financial reporting; the potential impact of, and our compliance with, new and existing laws and regulations; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.
The forward-looking statements made herein speak only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as may be required by law.

For investor and media inquiries
Investor Contact:
On Holding AG
Jerrit Peter
investorrelations@on.com
or
ICR, Inc.
Brendon Frey
brendon.frey@icrinc.com

Media Contact:
On Holding AG
On PR Team
press@on.com

Source: On
Category: Earnings

Consolidated Financial Information

Consolidated statements of income / (loss)

	Year ended December 31,			Three-month period ended December 31,
(CHF in millions)	2024	2023	% Change	2024	2023	% Change
	(Audited)	(Audited)		(Unaudited)	(Unaudited)

Net sales	2,318.3	1,792.1	29.4%	606.6	447.1	35.7%
Cost of sales	(912.6)	(724.8)	25.9%	(229.8)	(176.9)	29.9%
Gross profit	1,405.7	1,067.2	31.7%	376.8	270.2	39.5%
Selling, general and administrative expenses	(1,194.2)	(887.0)	34.6%	(323.7)	(229.4)	41.1%
Operating result	211.6	180.2	17.4%	53.1	40.8	30.2%
Financial income	23.5	11.5	103.5%	6.3	4.2	50.4%
Financial expenses	(23.1)	(11.3)	105.1%	(5.9)	(4.5)	31.8%
Foreign exchange gain / (loss)	67.7	(111.4)	(160.8)%	38.0	(85.5)	144.4%
Income before taxes	279.6	69.1	304.6%	91.5	(45.0)	303.6%
Income tax benefit / (expense)	(37.4)	10.5	(457.2)%	(2.0)	18.2	(111.0)%
Net income	242.3	79.6	204.5%	89.5	(26.8)	434.6%
Earnings per share
Basic EPS Class A (CHF)	0.75	0.25	200.5%	0.28	(0.08)	430.2%
Basic EPS Class B (CHF)	0.07	0.02	250.0%	0.03	(0.01)	400.0%

Diluted EPS Class A (CHF)	0.74	0.25	200.1%	0.27	(0.08)	425.5%
Diluted EPS Class B (CHF)	0.07	0.02	250.0%	0.03	(0.01)	400.0%

Consolidated balance sheets

(CHF in millions)	12/31/2024	12/31/2023
	(Audited)	(Audited)

Cash and cash equivalents	924.3	494.6
Trade receivables	246.1	204.8
Inventories	419.2	356.5
Other current financial assets	56.4	34.2
Other current operating assets	113.7	61.2

Current assets	1,759.7	1,151.3

Property, plant and equipment	127.2	93.6
Right-of-use assets	323.6	214.0
Intangible assets	58.3	64.6
Deferred tax assets	107.8	69.5

Non-current assets	617.0	441.7

Assets	2,376.7	1,593.0

Trade payables	166.5	65.1
Current lease liabilities	59.1	38.7
Other current financial liabilities	51.3	14.8
Other current operating liabilities	299.3	156.4
Current provisions	21.7	7.1
Income tax liabilities	62.5	23.5

Current liabilities	660.4	305.6

Employee benefit obligations	8.6	2.2
Non-current provisions	14.9	10.0
Non-current lease liabilities	288.5	190.3
Other non-current financial liabilities	1.7	—
Deferred tax liabilities	10.8	10.5

Non-current liabilities	324.5	212.9

Share capital	33.7	33.5
Treasury shares	(26.8)	(26.7)
Capital reserves	1,210.0	1,140.8
Other reserves	(4.0)	(9.8)
Retained earnings / (losses)	178.9	(63.3)

Equity	1,391.8	1,074.5

Equity and liabilities	2,376.7	1,593.0

Consolidated statements of cash flows

(CHF in millions)	2024	2023
	(Audited)	(Audited)

Net income	242.3	79.6
Share-based compensation	57.5	27.3
Employee benefit expenses	5.2	(7.5)
Depreciation and amortization	104.6	64.9
Loss on disposal of assets	0.7	0.6
Interest income and expenses	(7.2)	(4.5)
Net exchange differences	(70.9)	102.9
Income taxes	37.4	(10.5)
Change in provisions	18.0	4.8
Change in working capital	46.1	(101.2)
Trade receivables	(30.1)	(46.9)
Inventories	(27.8)	(10.0)
Trade payables	104.0	(44.3)
Change in other current assets / liabilities	95.7	93.4
Interest received	22.5	11.0
Income taxes paid	(41.2)	(28.6)
Cash inflow from operating activities	510.6	232.1

Purchase of property, plant and equipment	(60.5)	(42.8)
Proceeds from disposal of tangible assets	0.1	—
Purchase of intangible assets	(4.5)	(4.4)
Cash (outflow) from investing activities	(64.9)	(47.1)

Payments of lease liabilities	(51.3)	(25.5)
Proceeds from issuance of shares	0.2	—
Proceeds on sale of treasury shares related to share-based compensation	10.9	10.1
Interest paid	(15.3)	(6.5)
Cash (outflow) from financing activities	(55.4)	(21.8)

Change in net cash and cash equivalents	390.4	163.2
Net cash and cash equivalents as of January 1	494.6	371.0
Net impact of foreign exchange rate differences	39.4	(39.6)
Net cash and cash equivalents as of December 31	924.3	494.6

Reconciliation of non-IFRS measures
Adjusted EBITDA and adjusted EBITDA margin
The table below provides a reconciliation between net income / (loss) and adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Fiscal year ended December 31,			Three-month period ended December 31,
(CHF in millions)	2024	2023	% Change	2024	2023	% Change

Net income / (loss)	242.3	79.6	204.5%	89.5	(26.8)	434.6%
Exclude the impact of:
Income taxes	37.4	(10.5)	457.2%	2.0	(18.2)	111.0%
Financial income	(23.5)	(11.5)	103.5%	(6.3)	(4.2)	50.4%
Financial expenses	23.1	11.3	105.1%	5.9	4.5	31.8%
Foreign exchange result (1)	(67.7)	111.4	(160.8)%	(38.0)	85.5	(144.4)%
Depreciation and amortization	104.6	64.9	61.3%	28.7	20.3	41.2%
Share-based compensation(2)	71.5	31.8	124.8%	17.6	10.8	63.2%
Adjusted EBITDA	387.6	276.9	40.0%	99.4	71.9	38.3%
Adjusted EBITDA margin	16.7%	15.5%		16.4%	16.1%

(1)    Represents the foreign exchange gain / (loss) line item within the consolidated statements of income / (loss) above
(2)    Management excludes share-based compensation expenses as we do not consider these expenses reflective of our ongoing operations and performance.

Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS
We use adjusted net income, adjusted basic EPS and adjusted diluted EPS as measures of operating performance in conjunction with related IFRS measures.
We calculate adjusted net income, adjusted basic EPS and adjusted diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and includes the tax effect on the tax deductible portion of the non-IFRS adjustments, in order to increase comparability of these metrics from period to period, which we believe makes it useful for management, our audit committee and investors to assess our financial performance over time.
Adjusted basic EPS is calculated by dividing adjusted net income by the weighted average number of ordinary shares outstanding during the period. Adjusted diluted EPS is calculated by dividing adjusted net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis.
The tables below provide a reconciliation between net income and adjusted net income, adjusted basic EPS and adjusted diluted EPS for the periods presented:

	Fiscal year ended December 31,
(CHF in millions, except per share data)	2024	2024	2023	2023
	Class A	Class B	Class A	Class B

Net income / (loss)	216.3	25.9	70.9	8.6
Exclude the impact of:
Share-based compensation(1)	63.9	7.6	28.4	3.4
Tax effect of adjustments(2)	3.2	0.4	0.9	0.1
Adjusted net income / (loss)	283.4	33.9	100.2	12.2

Weighted number of outstanding shares(3)	288,465,380	345,437,500	284,262,802	345,437,500
Weighted number of shares with dilutive effects(3)	3,787,481	12,822,456	3,306,122	11,446,403
Weighted number of outstanding shares (diluted and undiluted)(3)	292,252,861	358,259,956	287,568,924	356,883,903

Adjusted basic EPS (CHF)	0.98	0.10	0.35	0.04
Adjusted diluted EPS (CHF)	0.97	0.09	0.35	0.03

	Three-month period ended December 31,
(CHF in millions, except per share data)	2024	2024	2023	2023
	Class A	Class B	Class A	Class B

Net income / (loss)	80.0	9.6	(23.9)	(2.9)
Exclude the impact of:
Share-based compensation(1)	15.7	1.9	9.6	1.2
Tax effect of adjustments(2)	0.5	0.1	(0.3)	—
Adjusted net income / (loss)	96.2	11.5	(14.5)	(1.8)

Weighted number of outstanding shares(3)	289,063,973	345,437,500	284,782,459	345,437,500
Weighted number of shares with dilutive effects(3)(4)	4,135,300	13,504,922	—	—
Weighted number of outstanding shares (diluted and undiluted)(3)	293,199,273	358,942,422	284,782,459	345,437,500

Adjusted basic EPS (CHF)	0.33	0.03	(0.05)	(0.01)
Adjusted diluted EPS (CHF)	0.33	0.03	(0.05)	(0.01)

(1) Management excludes share-based compensation expenses as we do not consider these expenses reflective of our ongoing operations and performance.
(2) The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3) Weighted numbers of outstanding shares (diluted and undiluted) are presented herein in order to calculate adjusted EPS as adjusted net income for such periods.
(4) For the three-month period ended December 31, 2023, 3,159,251 shares and 11,325,561 shares were excluded from the diluted EPS calculation for Class A ordinary shares and Class B voting rights shares, respectively, as the impact of the shares are considered anti dilutive.

Net Sales on a Constant Currency Basis
Net sales on a constant currency basis is a non-IFRS measure which represents current period results that have been retranslated using exchange rates used in the prior year comparative period. We provide constant currency percent change in net sales in our results to enhance the visibility of the underlying growth rate of net sales, excluding the impact of foreign currency exchange rate fluctuations. Below, we show reported net sales split out by sales channel, geography, and product, and include the reported percent change and the constant currency percent change.

Net sales by sales channel

The following tables present net sales by sales channel:

	Fiscal year ended December 31,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Wholesale	1,375.5	1,120.3	22.8%	26.3%
Direct-to-Consumer	942.8	671.8	40.3%	44.6%
Net sales	2,318.3	1,792.1	29.4%	33.2%

	Three-month period ended December 31,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Wholesale	310.4	240.5	29.1%	34.2%
Direct-to-Consumer	296.2	206.6	43.4%	48.2%
Net sales	606.6	447.1	35.7%	40.6%

Net sales by geography

The following tables present net sales by geographic region (based on the location of the counterparty):

	Fiscal year ended December 31,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Americas	1,480.3	1,162.2	27.4%	31.2%
EMEA	577.8	488.7	18.2%	19.9%
Asia-Pacific	260.2	141.1	84.5%	95.6%
Net Sales	2,318.3	1,792.1	29.4%	33.2%

(1) The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in tables above.

	Three-month period ended December 31,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Americas	385.1	300.6	28.1%	33.9%
EMEA	147.4	112.5	31.0%	33.1%
Asia-Pacific	74.1	34.0	117.5%	124.6%
Net Sales	606.6	447.1	35.7%	40.6%

Net sales by product

The following tables present net sales by product group:

	Fiscal year ended December 31,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Shoes	2,199.6	1,711.4	28.5%	32.3%
Apparel	101.0	68.9	46.7%	51.0%
Accessories	17.7	11.8	49.5%	54.3%
Net Sales	2,318.3	1,792.1	29.4%	33.2%

	Three-month period ended December 31,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Shoes	568.8	425.7	33.6%	38.5%
Apparel	32.6	18.4	77.5%	82.5%
Accessories	5.2	2.9	80.0%	85.6%
Net Sales	606.6	447.1	35.7%	40.6%

(1) The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in tables above.

Net Working Capital
Net working capital is a financial measure that is not defined under IFRS. We use, and believe that certain investors and analysts, use this information to assess liquidity and management use of net working capital resources. We define net working capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS.
Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	Fiscal year ended December 31,
(CHF in millions)	2024	2023	% Change

Accounts receivables	246.1	204.8	20.2%
Inventories	419.2	356.5	17.6%
Trade payables	(166.5)	(65.1)	155.7%
Net working capital	498.9	496.2	0.5%